Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

Voltaire Appoints Patrick Guay Executive Vice President Global Sales and General Manager, US Operations

BILLERICA, Mass. and HERZELIYA, Israel - April 8, 2008 - Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for the data center, today announced that Patrick Guay, the Company's Senior Vice President of Marketing, has been appointed to the position of Executive Vice President of Global Sales, and General Manager of US-based Voltaire, Inc., replacing Mark Favreau who is retiring.

Guay brings over 20 years of industry experience to his new role as Voltaire's Executive Vice President, Global Sales, and General Manager of Voltaire, Inc. His extensive background includes ten years at 3Com Corporation where he served as Vice President, Worldwide Marketing and Vice President and General Manager, LAN Infrastructure Division. While at 3Com, Guay managed the company's largest business unit, with over 450 employees and $700 million in annual sales, and was responsible for marketing, product management, and engineering of data switching, security, and wireless solutions.

“Since joining Voltaire, Patrick has been responsible for developing and successfully executing the company’s marketing, product and partnership strategies, which are aligned with Voltaire's leadership and growth objectives," said Ronnie Kenneth, Chairman and CEO of Voltaire. "As the Executive Vice President of Global Sales, and head of our US operations, he will have the opportunity to further leverage his broad industry experience to drive company growth and organization structure."

“Over the past four years, Mark has been instrumental in developing the company's strategy and positioning Voltaire as one of the world's leading providers of InfiniBand-based high-performance computing solutions,” added Kenneth. “On behalf of Voltaire, I would like to thank Mark for his contribution to the company and wish him continued success.”

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research, and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences, and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts. More information about Voltaire is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s final prospectus for its IPO filed with the Securities and Exchange Commission on July 27, 2007. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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